August 6, 2018

Rami Rahim
Chief Executive Officer
JUNIPER NETWORKS INC
1133 Innovation Way
Sunnyvale, California 94089

       Re: JUNIPER NETWORKS INC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 23, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 8, 2018
           File No. 001-34501

Dear Mr. Rahim:

        We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Revenue Recognition, page 8

1. You disclose that certain software licenses and related post-contract support are combined into a single performance obligation when ongoing services provide frequent and critical updates to maintain the continued functionality of the software. Please describe the software licenses and services you combine into a single performance obligation. Explain how you considered the guidance in ASC 606-25-21.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Rami Rahim
JUNIPER NETWORKS INC
August 6, 2018
Page 2

absence of action by the staff.

      You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or
Craig
Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.



                                                      Sincerely,
FirstName LastNameRami Rahim
                                                      Division of Corporation
Finance
Comapany NameJUNIPER NETWORKS INC
                                                      Office of Information
Technologies
August 6, 2018 Page 2                                 and Services
FirstName LastName